SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Newell Brands Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

651229 10 6
(CUSIP Number)

Andrew Langham
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 8,223,884

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 8,223,884

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 8,223,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 8,223,884

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 8,223,884

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 8,223,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 8,223,884

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 8,223,884

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 8,223,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.95%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 13,643,745

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 13,643,745

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13,643,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 13,643,745

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 13,643,745

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13,643,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.23%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 19,251,786

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
 19,251,786

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 19,251,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.55%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 19,251,786

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 19,251,786

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 19,251,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.55%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 32,895,531

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 32,895,531

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,895,531

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.78%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 32,895,531

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 32,895,531

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,895,531

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.78%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 32,895,531

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 32,895,531

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,895,531

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.78%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 32,895,531

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 32,895,531

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,895,531

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.78%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
 32,895,531

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
 32,895,531

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 32,895,531

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.78%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
41,119,415

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
41,119,415

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,832,250*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%*

14 TYPE OF REPORTING PERSON
IN

* Includes 712,835 Shares beneficially owned by Brett Icahn, who may be considered to have formed a “group” with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of Brett Icahn being a party to the Nomination Agreement. The Reporting Persons other than Brett Icahn expressly disclaim beneficial ownership of such 712,835 Shares beneficially owned by Brett Icahn, who expressly retains sole voting and dispositive power over such Shares.

SCHEDULE 13D

CUSIP No. 651229 10 6

1 NAME OF REPORTING PERSON
Brett Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
712,835

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
712,835

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,832,250*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%*

14 TYPE OF REPORTING PERSON
IN

* Includes 41,119,415 Shares beneficially owned in the aggregate by all of the Reporting Persons other than Brett Icahn, who may be considered to have formed a "group" with Brett Icahn within the meaning of Section 13(d)(3) of the Act by virtue of Brett Icahn being a party to the Nomination Agreement. Brett Icahn expressly disclaims beneficial ownership of such 41,119,415 Shares beneficially owned by such Reporting Persons, who expressly collectively retain sole voting and dispositive power over such Shares.

SCHEDULE 13D

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the shares of Common Stock, par value $1.00 per share (“Shares”), issued by Newell Brands Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2018, Amendment No. 2 to the Schedule 13D filed on April 23, 2018 and Amendment No. 3 to the Schedule 13D filed on August 29, 2018 (as amended, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The first and second paragraphs of Item 3 of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 41,832,250 Shares. Of such Shares, 41,119,415 Shares were purchased by the Reporting Persons (other than Brett Icahn) collectively for an aggregate purchase price of approximately $1,083.5 million. Of the remaining 712,835 Shares, 462,835 of such Shares are beneficially owned by Brett Icahn directly, and 250,000 of such Shares are beneficially owned by a charitable foundation controlled by Brett Icahn. Brett Icahn may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of Brett Icahn being a party to the Nomination Agreement.

The Reporting Persons other than Brett Icahn expressly disclaim beneficial ownership of the 712,835 Shares beneficially owned by Brett Icahn, who expressly retains sole voting and dispositive power over such Shares. In addition, Brett Icahn expressly disclaims beneficial ownership of the 41,119,415 Shares beneficially owned by such other Reporting Persons, who collectively expressly retain the sole voting and investment power over the Shares that they beneficially own.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 41,832,250 Shares, representing approximately 9.89% of the Issuer's outstanding Shares (based upon approximately 422.8 million Shares estimated to be outstanding).

(b) High River has sole voting power and sole dispositive power with regard to 8,223,884 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 13,643,745 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 19,251,786 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Brett Icahn has sole voting power and sole dispositive power with regard to 712,835 Shares, including 250,000 Shares beneficially owned by a charitable foundation controlled by Brett Icahn. None of the other Reporting Persons has shared voting power or shared dispositive power with regard to such 712,835 Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own  the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own  the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Brett Icahn may be considered to have formed a "group" with the other Reporting Persons within the meaning of the Act by virtue of Brett Icahn being a party to the Nomination Agreement. However, Brett Icahn expressly disclaims beneficial ownership of all Shares directly beneficially owned by High River, Icahn Master and Icahn Partners for all purposes. In addition, the Reporting Persons, other than Brett Icahn, expressly disclaim beneficial ownership of all Shares directly beneficially owned by Brett Icahn (including the Shares directly beneficially owned by a charitable foundation controlled by Brett Icahn) for all purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	11/12/2018	400,000.00	$20.20
High River Limited Partnership	11/13/2018	63,241.00	20.46
High River Limited Partnership	11/14/2018	19,722.00	20.48
High River Limited Partnership	11/15/2018	920.00	20.50

Icahn Partners LP	11/12/2018	921,700.00	20.20
Icahn Partners LP	11/13/2018	148,044.00	20.46
Icahn Partners LP	11/14/2018	46,168.00	20.48
Icahn Partners LP	11/15/2018	2,155.00	20.50

Icahn Partners Master Fund LP	11/12/2018	678,300.00	20.20
Icahn Partners Master Fund LP	11/13/2018	104,921.00	20.46
Icahn Partners Master Fund LP	11/14/2018	32,719.00	20.48
Icahn Partners Master Fund LP	11/15/2018	1,525.00	20.50

Brett Icahn	11/12/2018	500,000	$20.00
Brett Icahn	11/12/2018	500,000	20.05

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2018

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

/s/ Brett Icahn
BRETT ICAHN

[Signature Page of Amendment No. 4 to Schedule 13D – Newell Brands Inc.]